SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BROOKFIELD PROPERTY PARTNERS L.P.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Limited Partnership Units
(Title of Class of Securities)

G16249107

(CUSIP Number of Class of Securities)

Bryan K. Davis

Brookfield Property Partners L.P.

73 Front Street, 5th Floor

Hamilton, HM 12, Bermuda

Telephone: (441) 294-3309

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of Filing Persons)

Copy to:

Mile Kurta, Esq.
Torys LLP
1114 Avenue of the Americas
New York, New York 10036
(212) 880-6000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
U.S.$405,000,000	U.S.$49,086

(1)         Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of limited partnership units for a maximum aggregate tender offer price of U.S.$405,000,000.

(2)         The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals U.S.$121.20 per million dollars of the value of the transaction. The registration fee was previously paid on February 11, 2019 in connection with the filing of the original Schedule TO.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: U.S.$49,086	Filing Party: Brookfield Property Partners L.P.
Form or Registration No.: Schedule TO-I	Date Filed: February 11, 2019

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e—4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d—1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2019, as amended by Amendment No. 1 filed with the SEC on March 22, 2019 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Brookfield Property Partners L.P., a Bermuda exempted limited partnership (our “Company”), in relation to our Company’s offer to purchase up to an aggregate amount of U.S.$405,000,000 of its limited partnership units at a price not greater than U.S.$21.00 nor less than U.S.$19.00 per unit, in cash, without interest and less any applicable withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase dated February 11, 2019, the accompanying Issuer Bid Circular dated February 11, 2019, and in the related Letters of Transmittal and Notices of Guaranteed Delivery (collectively, the “Offer Documents”).

This Amendment No. 2 is being filed to amend and supplement certain provisions of the Schedule TO. Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO and the Offer Documents remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO and the Offer Documents.

ITEM 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On March 26, 2019, our Company issued a press release announcing the preliminary results of the Offer, which expired at 5:00 P.M. (Eastern time) on March 25, 2019. A copy of the press release is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.

ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(E)                                                Press Release dated March 26, 2019.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2019	BROOKFIELD PROPERTY PARTNERS L.P.,
by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

	By:	/s/ Jane Sheere
		Name:	Jane Sheere
		Title:	Secretary

EXHIBIT INDEX

(a)(1)(A)(14)	Offer to Purchase dated February 11, 2019 and the accompanying Issuer Bid Circular.

(a)(1)(B)(14)	Letter of Transmittal to Deposit the limited partnership units of our Company.

(a)(1)(C)(14)	Letter of Transmittal to Deposit the exchangeable limited partnership units of Brookfield Office Properties Exchange L.P.

(a)(1)(D)(14)	Notice of Guaranteed Delivery for Deposit of the limited partnership units of our Company.

(a)(1)(E)(14)	Notice of Guaranteed Delivery for Deposit of the exchangeable limited partnership units of Brookfield Office Properties Exchange L.P.

(a)(5)(A)(1)	Press Release dated February 7, 2019.

(a)(5)(B)(1)	Letter to Unitholders dated February 7, 2019.

(a)(5)(C)(14)	Press Release dated February 11, 2019.

(a)(5)(D)(17)	Press Release dated March 21, 2019.

(a)(5)(E)*	Press Release dated March 26, 2019.

(b)	Not Applicable.

(d)(A)(2)	Second Amended and Restated Limited Partnership Agreement of our Company, dated August 8, 2013.

(d)(B)(3)	First Amendment to the Second Amended and Restated Limited Partnership Agreement of our Company, dated November 5, 2015.

(d)(C)(16)	Second Amendment to the Second Amended and Restated Limited Partnership Agreement of our Company, dated March 21, 2019.

(d)(D)(15)	Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P. dated February 20, 2019.

(d)(E)(16)	First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P. dated March 21, 2019.

(d)(F)(4)

Second Amended and Restated Master Services Agreement, dated August 27, 2018, by and among Brookfield Asset Management Inc., our Company, Brookfield Property L.P., Brookfield Global Property Advisors Limited, Brookfield Property Group LLC, Brookfield Asset Management Private Institutional Capital Adviser US, LLC, BPG Holdings Group Inc. and each of the entities listed on Schedule A to the Agreement.

(d)(G)(5)	Registration Rights Agreement, dated April 10, 2013, between the Partnership and Brookfield Asset Management Inc.

(d)(H)(6)	Support Agreement, dated March 19, 2014, between our Company and Brookfield Office Properties Exchange LP.

(d)(I)(7)	Guarantee Agreement, dated December 4, 2014, between our Company and Qatar Investment Authority.

(d)(J)(7)	Investor Agreement, dated December 4, 2014, between our Company and Qatar Investment Authority.

(d)(K)(8)	Refinancing Agreement, dated December 4, 2014, among Brookfield Asset Management Inc., our Company and Brookfield Property L.P.

(d)(L)(9)	Third Amended and Restated Certificate of Incorporation, dated August 27, 2018, of Brookfield Property REIT Inc.

(d)(M)(10)	Rights Agreement, dated as of April 27, 2018, by and between Brookfield Asset Management Inc. and Wilmington Trust, National Association.

(d)(N)(11)	Brookfield Property Group Restricted Stock Plan, dated June 9, 2014.

(d)(O)(12)	Brookfield Property Partners Amended and Restated BPY Unit Option Plan, dated February 3, 2015.

(d)(P)(13)	Brookfield Property Partners BPY Unit Option Plan (GGP), dated August 28, 2018.

(i)	Not Applicable.

(j)	Not Applicable.

* Filed herewith.

(1) Incorporated herein by reference to our Company’s Tender Offer Statement on Schedule TO-C dated February 7, 2019.

(2) Filed as an exhibit to Form 6-K by our Company on August 8, 2013 and incorporated herein by reference.

(3) Filed as an exhibit to Form 20-F by our Company on March 17, 2016 and incorporated herein by reference.

(4) Filed as an exhibit to Form 6-K by our Company on August 28, 2018 and incorporated herein by reference.

(5) Filed as an exhibit to Form 6-K by our Company on April 16, 2013 and incorporated herein by reference.

(6) Filed as an exhibit to Form 6-K by our Company on March 19, 2014 and incorporated herein by reference.

(7) Filed as an exhibit to Form 6-K by our Company on December 4, 2014 and incorporated herein by reference.

(8) Filed as an exhibit to Brookfield Asset Management Inc.’s Schedule 13D/A filed on December 5, 2014 and incorporated herein by reference.

(9) Filed as an exhibit to Form 8-A by Brookfield Property REIT Inc. on August 27, 2018 and incorporated herein by reference.

(10) Filed as an exhibit to Form S-4/F-4 by our Company on May 2, 2018 and incorporated herein by reference.

(11) Filed as an exhibit to Form S-8 by our Company on June 9, 2014 and incorporated herein by reference.

(12) Filed as an exhibit to Form S-8 by our Company on March 26, 2015 and incorporated herein by reference.

(13) Filed as an exhibit to Form S-8 by our Company on August 28, 2018 and incorporated herein by reference.

(14) Incorporated herein by reference to our Company’s Tender Offer Statement on Schedule TO-I dated February 11, 2019.

(15) Filed as an exhibit to Form 6-K by our Company on February 20, 2019 and incorporated herein by reference.

(16) Filed as an exhibit to Form 6-K by our Company on March 21, 2019 and incorporated herein by reference.

(17) Incorporated herein by reference to our Company’s Tender Offer Statement on Schedule TO-I/A dated March 22, 2019.